Exhibit 3.2

CERTIFICATE OF AMENDMENT

TO THE

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BLACK DIAMOND THERAPEUTICS, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Black Diamond Therapeutics, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), does hereby certify that:

1.    The name of this corporation is Black Diamond Therapeutics, Inc. and this corporation was originally incorporated pursuant to the DGCL on September 20, 2016 under the name ASET Therapeutics, Inc. A Certificate of Amendment was filed on January 2, 2018, pursuant to which the name of the corporation was changed to Black Diamond Therapeutics, Inc. A Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 20, 2018, and a Certificate of Amendment was filed on July 8, 2019. A Third Amended and Restated Certificate of Incorporation was filed with the Secretary of the State of Delaware on November 22, 2019.

2.    This Amendment has been approved and duly adopted by the Board of Directors of the Corporation.

3.     This Amendment has been duly adopted in accordance with the provisions of Section 242 of the DGCL by written consent of the stockholders holding the requisite number of shares, with written notice to be given as required by Section 228 of the DGCL.

4.    The Charter is hereby amended as follows:

The following is hereby inserted into Article FOURTH immediately before the first sentence therein:

“Effective upon the filing of this Certificate of Amendment to the Third Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), every 3.01581 shares of Common Stock then issued and outstanding or held in the treasury of the Corporation immediately prior to the Effective Time shall automatically be combined into one (1) share of Common Stock, without any further action by the holders of such shares (the “Reverse Stock Split”). The Reverse Stock Split will be effected on a certificate-by-certificate basis, and any fractional shares resulting from such combination shall be rounded down to the nearest whole share on a certificate-by-certificate basis. No fractional shares shall be issued in connection with the Reverse Stock Split. In lieu of any fractional shares to which a holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Corporation’s Board of Directors. The Reverse Stock Split shall occur automatically without any further action by the holders of the shares of Common Stock and Preferred Stock affected thereby. All rights, preferences and privileges of the Common Stock and the Preferred Stock shall be appropriately adjusted to reflect the Reverse Stock Split in accordance with this Amended and Restated Certificate of Incorporation.”

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IN WITNESS WHEREOF, this Amendment, having been duly adopted in accordance with Section 242 of the DGCL, has been duly executed by a duly authorized officer of the corporation on this 21st day of January, 2020.

By:	/s/ David M. Epstein
Name:	David M. Epstein
Title:	President and Chief Executive Officer